OneSpaWorld Holdings Limited

Office of Lennox Paton Corporate Services Limited

Bayside Executive Park, Building 3, West Bay Street, P.O. Box N-4875

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

February 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited (the “Registrant”)
Registration Statement on Form S-4
File No. 333-228359 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the same will become effective at 4:00 p.m., Washington D.C. time, on February 14, 2019, or as soon thereafter as is practicable.

The Registrant requests that it be notified of such effectiveness by a telephone call to Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement.

Very Truly Yours,

OneSpaWorld Holdings Limited

By: /s/ Stephen B. Lazarus

Name: Stephen B. Lazarus

Title: Chief Operating Officer and Chief

Financial Officer